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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)  *

The Mills Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
601148109
(Cusip Number)
Mark C. Wehrly Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111 (415) 421-2132
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
March 29, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 27 Pages

Exhibit Index Found on Page 25

13D

CUSIP No. 601148109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. (The Reporting Persons may be deemed members of a group or beneficial owners of Shares owned by another entity; see Items 4 and 5).

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,789,290
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,789,290
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,789,290
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 27 Pages

13D

CUSIP No. 601148109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Institutional Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. (The Reporting Persons may be deemed members of a group or beneficial owners of Shares owned by another entity; see Items 4 and 5).

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,636,475
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,636,475
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,636,475
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 27 Pages

13D

CUSIP No. 601148109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Institutional Partners II, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. (The Reporting Persons may be deemed members of a group or beneficial owners of Shares owned by another entity; see Items 4 and 5).

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 373,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 373,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 373,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 27 Pages

13D

CUSIP No. 601148109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Institutional Partners III, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. (The Reporting Persons may be deemed members of a group or beneficial owners of Shares owned by another entity; see Items 4 and 5).

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 134,885
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 134,885
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,885
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 5 of 27 Pages

13D

CUSIP No. 601148109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tinicum Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. (The Reporting Persons may be deemed members of a group or beneficial owners of Shares owned by another entity; see Items 4 and 5).

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 211,350
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 211,350
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 211,350
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 6 of 27 Pages

13D

CUSIP No. 601148109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Partners, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. (The Reporting Persons may be deemed members of a group or beneficial owners of Shares owned by another entity; see Items 4 and 5).

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,145,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,145,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,145,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 7 of 27 Pages

13D

CUSIP No. 601148109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Chun R. Ding
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. (The Reporting Persons may be deemed members of a group or beneficial owners of Shares owned by another entity; see Items 4 and 5).

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,145,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,145,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,145,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 8 of 27 Pages

13D

CUSIP No. 601148109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William F. Duhamel
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. (The Reporting Persons may be deemed members of a group or beneficial owners of Shares owned by another entity; see Items 4 and 5).

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,145,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,145,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,145,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 9 of 27 Pages

13D

CUSIP No. 601148109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richard B. Fried
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. (The Reporting Persons may be deemed members of a group or beneficial owners of Shares owned by another entity; see Items 4 and 5).

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,145,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,145,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,145,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 10 of 27 Pages

13D

CUSIP No. 601148109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Monica R. Landry
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. (The Reporting Persons may be deemed members of a group or beneficial owners of Shares owned by another entity; see Items 4 and 5).

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,145,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,145,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,145,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 11 of 27 Pages

13D

CUSIP No. 601148109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Douglas M. MacMahon
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. (The Reporting Persons may be deemed members of a group or beneficial owners of Shares owned by another entity; see Items 4 and 5).

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,145,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,145,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,145,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 12 of 27 Pages

13D

CUSIP No. 601148109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William F. Mellin
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. (The Reporting Persons may be deemed members of a group or beneficial owners of Shares owned by another entity; see Items 4 and 5).

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,145,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,145,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,145,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 13 of 27 Pages

13D

CUSIP No. 601148109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stephen L. Millham
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. (The Reporting Persons may be deemed members of a group or beneficial owners of Shares owned by another entity; see Items 4 and 5).

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,145,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,145,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,145,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 14 of 27 Pages

13D

CUSIP No. 601148109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jason E. Moment
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. (The Reporting Persons may be deemed members of a group or beneficial owners of Shares owned by another entity; see Items 4 and 5).

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,145,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,145,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,145,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 15 of 27 Pages

13D

CUSIP No. 601148109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Rajiv A. Patel
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. (The Reporting Persons may be deemed members of a group or beneficial owners of Shares owned by another entity; see Items 4 and 5).

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,145,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,145,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,145,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 16 of 27 Pages

13D

CUSIP No. 601148109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Derek C. Schrier
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. (The Reporting Persons may be deemed members of a group or beneficial owners of Shares owned by another entity; see Items 4 and 5).

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,145,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,145,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,145,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 17 of 27 Pages

13D

CUSIP No. 601148109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Thomas F. Steyer
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. (The Reporting Persons may be deemed members of a group or beneficial owners of Shares owned by another entity; see Items 4 and 5).

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,145,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,145,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,145,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

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13D

CUSIP No. 601148109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mark C. Wehrly
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. (The Reporting Persons may be deemed members of a group or beneficial owners of Shares owned by another entity; see Items 4 and 5).

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,145,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,145,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,145,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 19 of 27 Pages

This Amendment No. 10 to Schedule 13D amends the Schedule 13D initially filed on May 15, 2006 (collectively, with all amendments thereto, the “Schedule 13D”). Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used and not otherwise defined have the meanings given to them in a prior Schedule 13D.

As previously reported, the Reporting Persons may be deemed to have become members of a group with Simon Property Group, Inc. (“Co-Investor”) with respect to the shares of common stock, par value $0.01 (the “Shares”), of The Mills Corporation (the “Company”) beneficially owned by the Reporting Persons. In addition, by virtue of the transactions and agreements reported in this Amendment, the Reporting Persons may be deemed to have beneficial ownership of Shares held by SPG-FCM Ventures, LLC (“Parent”), a Delaware limited liability company formed by the Farallon Funds and Co-Investor LP. This Amendment constitutes a separate filing on Schedule 13D by the Reporting Persons in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Co-Investor and Parent are each responsible solely for the information contained in their respective filings on Schedule 13D or Schedule TO, as applicable. See Items 4 and 5 for additional information regarding Shares which Parent and Co-Investor may be deemed to beneficially own.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is amended and updated by adding the following:

As reported in a prior Schedule 13D, Parent, a Delaware limited liability company formed by the Farallon Funds and Co-Investor LP, commenced the Tender Offer for all of the outstanding Shares of the Company, at a purchase price per Share of $25.25 in cash, on March 1, 2007. The Tender Offer period expired at 12:00 midnight, New York City time at the end of Wednesday March 28, 2007 and Parent accepted for payment all Shares initially tendered and not withdrawn prior to the expiration of the tender, which amount is 48,935,908 Shares (including 6,049,663 Shares that were tendered pursuant to guaranteed delivery procedures). As a result, Parent has acquired approximately 86.0% of the Shares deemed issued and outstanding. Aggregating the 48,935,908 Shares acquired by Parent in the Tender Offer (which the Reporting Persons believe include the 2,830,061 Shares subject to the Stark Option Agreement reported by Co-Investor in its Schedule 13D filed on March 2, 2007) and the 6,145,000 Shares reported by the Reporting Persons in this Schedule 13D, the Reporting Persons, Co-Investor and Parent beneficially own, in aggregate, approximately 96.8% of the outstanding Shares. Farallon Capital and Co-Investor filed a press release on March 29, 2007 reporting the results of the Tender Offer and the share ownership referenced in this Schedule 13D.

Purchaser Sub has notified the Company of its exercise of the option under the Short Form Merger Option Agreement to purchase an additional 22,000,000 Shares to result in the ownership of record of over 90% of the outstanding Shares (after giving effect to the option exercise) prior to the physical delivery of Shares tendered pursuant to guaranteed delivery procedures. The closing of this transaction is expected no later than Friday, March 30, 2007.

The acquisition of the Company will be completed by means of a merger of a subsidiary of Parent and the Company. In the merger, all outstanding Shares (other than Shares as to which appraised rights are perfected under Delaware law) will be converted into the right to receive the

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same $25.25 in cash per Share as paid in the Tender Offer, without interest. The merger will be implemented on an expedited basis pursuant to the short-form merger procedure under section 253 of the General Corporation Law of Delaware. The merger is expected to occur no later than Friday, March 30, 2007.

See Parent’s filings with the Securities and Exchange Commission for any additional information regarding the completion of the Tender Offer and the subsequent merger.

A copy of the joint press release is attached as Exhibit 12 to the Schedule 13D and is incorporated herein by reference

Item 5. Interest In Securities Of The Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

The Farallon Funds

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Fund is incorporated herein by reference for each such Farallon Fund. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 56,885,231 Shares outstanding as of February 26, 2007 as reported by the Company in its Schedule 14D-9 filed with the Securities and Exchange Commission on March 1, 2007.

(c)	There have been no transactions in the Shares by the Farallon Funds since the filing of the prior Schedule 13D.

(d)

The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable.

The Farallon General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Farallon General Partner is incorporated herein by reference.

(c)	None.

(d)

The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable.

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The Farallon Individual Reporting Persons

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Individual Reporting Person is incorporated herein by reference for each such Farallon Individual Reporting Person.

(c)	None.

(d)

The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable.

The Shares reported hereby for the Farallon Funds are owned directly by the Farallon Funds. The Farallon General Partner, as general partner to the Farallon Funds, may be deemed to be the beneficial owner of all such Shares owned by the Farallon Funds. The Farallon Individual Reporting Persons, as managing members of the Farallon General Partner, may each be deemed to be the beneficial owner of all such Shares owned by the Farallon Funds. Each of the Farallon General Partner and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

In addition, the Reporting Persons understand that the Reporting Persons, together with Farallon Special Investment Partners, L.P. a Delaware limited partnership, the general partner of which is the Farallon General Partner, may be deemed to beneficially own the 48,935,908 Shares (which the Reporting Persons believe include the 2,830,061 Shares subject to the Stark Option Agreement reported by Co-Investor in its Schedule 13D filed on March 2, 2007) currently held by Parent after the completion of the Tender Offer. Accordingly, the Reporting Persons, Parent and Co-Investor, if deemed to be members of the same group within the meaning of Rule 13d-5(b)(1) under the Exchange Act, would be deemed to beneficially own an aggregate of 55,080,908 Shares or approximately 96.8% of the outstanding Shares. The Reporting Persons have no information with respect to Co-Investor’s beneficial ownership of Shares other than as reported by Co-Investor in its Schedule 13D filed on or about the date hereof. The Reporting Persons have no financial interest in, and no voting or dispositive power with respect to, any Shares beneficially owned by Co-Investor, and disclaim beneficial ownership over any Shares beneficially owned by Co-Investor. The Reporting Persons disclaim beneficial ownership over any Shares beneficially owned by Parent, except as to the Shares representing the Reporting Persons’ proportionate interest in Parent.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed in a prior Schedule 13D or as otherwise described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of

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profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials To Be Filed As Exhibits

The following documents are filed as exhibits to this Schedule 13D:

Exhibit 12	Press Release, dated March 29, 2007

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2007

/s/ Mark C. Wehrly

FARALLON PARTNERS, L.L.C.,

On its own behalf and

as the General Partner of

FARALLON CAPITAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P. and

TINICUM PARTNERS, L.P.

By Mark C. Wehrly,

Managing Member

/s/ Mark C. Wehrly

Mark C. Wehrly, individually and as attorney-in-fact

for each of Chun R. Ding, William F. Duhamel, Richard B. Fried,

Monica R. Landry, Douglas M. MacMahon, William F. Mellin,

Stephen L. Millham, Jason E. Moment, Rajiv A. Patel,

Derek C. Schrier and Thomas F. Steyer

The Powers of Attorney executed by Ding and Schrier authorizing Wehrly to sign and file this Schedule 13D on each person’s behalf, which were filed with Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on July 2, 2003, by such Reporting Persons with respect to the Common Stock of Salix Pharmaceuticals, Ltd., are hereby incorporated by reference. The Power of Attorney executed by Patel authorizing Wehrly to sign and file this Schedule 13D on his behalf, which was filed with Amendment No. 4 to the Schedule 13G filed with the Securities and Exchange Commission on January 8, 2004, by such Reporting Person with respect to the Common Stock of Catalytica Energy Systems, Inc., is hereby incorporated by reference. The Power of Attorney executed by Moment authorizing Wehrly to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on January 9, 2006, by such Reporting Person with respect to the Common Stock of Vintage Petroleum, Inc., is hereby incorporated by reference. The Powers of Attorney executed by Duhamel, Fried, Landry, Mellin, Millham and Steyer authorizing Wehrly to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 2 to the Schedule 13G filed with the Securities and Exchange Commission on January 13, 2006, by such Reporting Persons with respect to the Common Stock of Arbor Realty Trust, Inc., are hereby incorporated by reference. The Power of Attorney executed by MacMahon authorizing Wehrly to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on January 5, 2007, by such Reporting Person with respect to the Class A Common Stock of Univision Communications Inc., is hereby incorporated by reference.

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EXHIBIT INDEX

EXHIBIT 12	Press Release, dated March 29, 2007

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EXHIBIT 12

to

SCHEDULE 13D

SIMON PROPERTY GROUP, INC.	FARALLON

Contacts:

Media:

Hugh Burns/Stephanie Pillersdorf/Brooke Morganstein

Sard Verbinnen & Co.

212 687-8080

Simon Investor Relations:

Shelly Doran

317 685-7330

Tender Offer for Mills Common Shares Successfully Completed

________________________

Indianapolis, IN and San Francisco, CA, March 29, 2007 – Simon Property Group, Inc. (NYSE: SPG) (“SPG”) and Farallon Capital Management, L.L.C. (“Farallon”), today announced that the $25.25 per share cash tender offer for all outstanding shares of common stock of The Mills Corporation (NYSE: MLS) (“The Mills”) by SPG-FCM Ventures, LLC, a joint venture between an entity owned by SPG and funds managed by Farallon, has been successfully completed.

A total of 48,935,908 Mills common shares (including 6,049,663 shares that were tendered pursuant to guaranteed delivery procedures) were validly tendered and not withdrawn and have been accepted for payment. These shares represent approximately 86% of the outstanding Mills common shares and, together with shares owned by funds managed by Farallon, represent approximately 96.8% of the outstanding Mills common shares.

The acquisition of The Mills will be completed by means of a merger of a subsidiary of SPG-FCM Ventures and The Mills. In the merger, all outstanding common shares of The Mills (other than shares as to which appraisal rights are perfected under Delaware law) will be converted into the right to receive the same $25.25 in cash per share as paid in the tender offer, without interest. The merger will be implemented on an expedited basis pursuant to the short-form merger procedure available under Delaware law. The merger is expected to occur within the next several days.

About Simon Property Group

Simon Property Group, Inc. (“SPG”), an S&P 500 company headquartered in Indianapolis, Indiana, is a real estate investment trust engaged in the ownership, development and management of retail real estate, primarily regional malls, Premium Outlet Centers(R) and community lifestyle centers. SPG’s current total market capitalization is approximately $52 billion. Through its subsidiary partnership, SPG currently owns or has an interest in 286 properties in the United States containing an

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aggregate of 202 million square feet of gross leasable area in 38 states plus Puerto Rico. SPG also owns interest in 53 European shopping centers in France, Italy, and Poland; 5 Premium Outlet Centers in Japan; and one Premium Outlet Center in Mexico. Additional Simon Property Group information is available at www.simon.com.

About Farallon Capital Management, L.L.C.

Farallon Capital Management, LLC. (“Farallon”) is a global, San Francisco-based investment management company that manages discretionary equity capital of more than $26 billion, largely from institutional investors such as university endowments, foundations, and pension plans. Farallon was founded in March 1986 by Thomas F. Steyer. Farallon invests in public and private debt and equity securities, direct investments in private companies and real estate. Farallon invests in real estate across all asset classes around the world, including the United States, Europe, Latin America and India. More information about Farallon may be found at www.faralloncapital.com

#	#	#

Forward-Looking Statements

This release contains some forward-looking statements as defined by the federal securities laws which are based on our current expectations and assumptions, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, projected or implied. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell any securities. The solicitation and the offer to purchase all of the outstanding shares of The Mills common stock are only being made pursuant to the tender offer statement, offer to purchase and related materials that have been distributed to stockholders of The Mills and have been filed with the Securities and Exchange Commission (“SEC”).

The Mills stockholders are urged to read the tender offer statement, letter of transmittal and other materials relating to the tender offer, as they contain important information, including the various terms of, and conditions to, the tender offer. Stockholders can obtain a copy of the tender offer statement, letter of transmittal and other related materials free of charge from the SEC’s Edgar Database, which can be accessed through the SEC’s Internet site (http://www.sec.gov) or from the information agent for the tender offer, Innisfree M&A Incorporated, by calling (888) 750-5834 (call toll-free). We urge The Mills stockholders to carefully read those materials prior to making any decision with respect to the tender offer.

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